Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone:	819 363-5100
404 Marie-Victorin Blvd., P.O. Box 30	Fax:	819 363-5155
Kingsey Falls (Québec) Canada J0A 1B0
www.cascades.com

Cascades extends and amends its revolving credit facility

Kingsey Falls, Québec, September 4, 2012 - Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue paper products, announces that it has entered into an agreement with its banking syndicate to extend and amend certain conditions of its existing $750 million revolving credit facility.

The amendment provides that the term of the facility will be extended by one year to February 2016 and that the applicable pricing grid will be adjusted to better reflect market conditions. As a result, outstanding borrowing costs will be reduced by 37.5 basis points at the Corporation’s current credit rating. The other existing financial conditions will remain unchanged.

According to Mr. Allan Hogg, Vice-President and Chief Financial Officer: “We are pleased with the continued commitment from our banking syndicate which unanimously supported the proposed amendment. This vote of confidence represents one more step in our ongoing efforts to improve our financial performance and flexibility. Not only will we benefit from a lower cost of borrowing, with cash availability standing at approximately $300 million as well as no significant debt maturity until 2016, I am confident that we have the resources necessary to continue executing our strategic plan.”

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs more than 12,000 employees, who work in more than 100 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation’s Securities and Exchange Commission filings.

For further information:

Media:	Source:
Hubert Bolduc	Allan Hogg
Vice-President, Communications and Public Affairs	Vice-President and Chief Financial Officer
514 912-3790

Investors:
Riko Gaudreault
Director, Investor relations
514 282-2697